                                                                       NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION REPORTS FIRST QUARTER 2010 RESULTS

JACKSONVILLE, Fla., May 10, 2010 – ParkerVision, Inc. (Nasdaq GM: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, reported reduced losses for the first quarter ended March 31, 2010, as compared to the same period in 2009.  For the first quarter of 2010, the Company reported a net loss of $3.95 million, or $0.10 per share, on approximately 41.2 million shares outstanding, compared to a net loss of $5.14 million, or $0.18 per share, on approximately 28.6 million shares outstanding, for the same period in 2009. Operating expenses in the quarter were reduced by approximately $1.2 million, or 23%, from the same period in 2009, as a result of cost reduction measures and reduced equity-based compensation.

ParkerVision ended the first quarter of 2010 with approximately $10.7 million in cash and cash equivalents after using approximately $2.8 million in cash for the quarter.  Use of cash for operations decreased approximately $0.8 million, or 23%, from the first quarter in 2009.  Revenue in the quarter was approximately $64,000 representing the balance of engineering services provided to ITT Corporation in connection with a government grant.

Chairman and Chief Executive Officer, Jeffrey Parker, commented, “We and our baseband chipset partner are making a coordinated effort to finalize production setup in parallel with securing design wins for the first d2p™-based RF module.  It is increasingly clear that battery life for 3G handsets is an issue that handset OEMs are actively seeking to solve.  The timing of our d2p-based product introduction is well aligned with the needs of the 3G market, and we are confident that our product benefits, particularly with regard to power consumption, will provide the leverage to achieve market acceptance with high-volume handset companies.”

ParkerVision will host a live conference call today at 4:30 p.m. Eastern time to review its first quarter 2010 financial results.  To participate, dial 1-888-801-6492, approximately five minutes before the conference is scheduled to begin.  International callers should dial 913-312-1441. The conference may also be accessed by means of a live audio webcast on the Company’s website at www.parkervision.com.   The conference webcast will be archived and available for replay for 90 days from the date of broadcast.

About ParkerVision

ParkerVision, Inc. designs, develops and sells its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks.   ParkerVision is headquartered in Jacksonville, Florida. For more information, please visit www.parkervision.com. (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2009 and the Form 10Q for the quarter ended March 31, 2010. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (unaudited)

(in thousands, except per share amounts)	Three Months Ended March 31,
	2010	2009
Service revenue	$64	$-
Cost of sales	47	-
Gross margin	17	-

Research and development expenses	2,304	3,000
Marketing and selling expenses	461	615
General and administrative expenses	1,205	1,564
Total operating expenses	3,970	5,179

Interest and other income	2	38

Net loss	$(3,951)	$(5,141)

Basic and diluted net loss per common share	$(0.10)	$(0.18)

Balance Sheet Highlights (unaudited)

(in thousands)	March 31, 2010	December 31, 2009
Cash and cash equivalents	$10,688	$13,491
Other current assets	396	594
Property and equipment, net	722	836
Intangible assets, net	9,960	10,078
Other assets, net	530	546
Total assets	$22,296	$25,545

Current liabilities	$1,485	$1,508
Long term liabilities	116	154
Shareholders’ equity	20,695	23,883
Total liabilities and shareholders’ equity	$22,296	$25,545

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

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